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December 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook Celeste Murphy

Re:	Creative Medical Technology Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 1, 2021 File No. 333-259834

Ladies and Gentlemen:

On behalf of our client, Creative Medical Technology Holdings, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 2, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 thereto with this response letter. In this letter, we have recited the Staff’s comment in italicized, bold type, followed by Company’s response.

U.S. Securities and Exchange Commission

December 2, 2021

Cover Page

1.

Please disclose on the cover page that you do not intend to apply for listing of the Public Warrants or pre-funded warrants on any national securities exchange or trading system, as referenced on page 5.

We have revised the cover page as requested.

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc: Timothy Warbington